

PROVIDENT
ENERGY LTD.

Provident Completes Acquisition of Three Star Trucking

News Release 26-11

October 3, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced that it has completed the previously announced acquisition of a two-thirds interest in Three Star Trucking Ltd. (Three Star), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. The acquisition expands Provident's footprint within the Bakken area, establishing a strong crude oil presence and providing opportunities to enhance its NGL and diluents logistics services businesses. In addition, combined with the construction of the recently announced truck terminal at Cromer, Manitoba, Provident will be able to enhance its supply of natural gas liquids into the Sarnia, Ontario area.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com